Exhibit 99.1

NWTN Appoints New CEO to Drive Strategic Transformation

DUBAI, UAE, May 16, 2025 /PRNewswire/ -- NWTN Inc. (Nasdaq: NWTN), a Dubai-headquartered Intelligent New Energy Vehicles (NEV) and smart technology company, announced the appointment of Mr. Benjamin Zhai as Executive Director of the Board and Global Chief Executive Officer.

This leadership change marks a milestone in NWTN’s strategic evolution, transforming from a NEV manufacturer to a global smart technology platform, poised to revolutionize innovation and supply chain ecosystem.

The NWTN board announcement stated, “We are excited to have Mr. Zhai to lead the company’s transformation and growth in the next phase. Mr. Zhai’s deep experience and impressive track record in building and transforming technology companies is a perfect match for our group.”

Mr. Zhai brings over three decades of global leadership experience across technology, mobility, and venture investment. He has worked extensively in Asia, Americas, Europe and Oceania, and has held senior roles at EDS (now HP), Kearney, Egon Zehnder, and Russell Reynolds, and played critical roles in several high-growth ventures such as NIO. He was former Chairman of NIO Global User Trust, CEO of Canoo (Go EV) China, CEO of Shenzhen Talent Group, Managing Partner of Russell Reynolds’ Automotive Practice in Asia Pacific and Americas, Managing Partner of Egon Zehnder’s Industrial Practice in Asia Pacific.

“NWTN is embarking on an exciting journey, fueled by AI, electrification, and new version of globalization,” said Mr. Zhai. “With UAE as our global hub, we are committed to building a platform combining smart manufacturing, agile supply chains, and industrial-digital finance.”

Under Mr. Zhai’s leadership, NWTN will implement a transformative three-pillar strategy:

●	Global Smart Innovation – Expand product offerings beyond NEVs to include autonomous logistics systems, drones, and smart wearables and other smart devices.

●	Advanced Manufacturing in UAE – Establish the NWTN Smart Industrial Park in Abu Dhabi, integrating R&D, vehicle assembly, and intelligent equipment production to enhance smart manufacturing capabilities.

●	Industrial-Digital Finance Convergence – Leverage the UAE’s strengths in industry policy, technology and talent, to create a “technology + manufacturing + capital” model.

“There is no better place than UAE to drive NWTN’s transformation. We look forward to partnering with technology innovators and entrepreneurs around the world, and we are committed to making this world more intelligent, more connected and more integrated.” Mr. Zhai concluded.

About NWTN

NWTN is a global innovator in smart EVs, green energy solutions, and autonomous driving technologies, headquartered in Dubai, UAE.

For Media Enquiries:
NWTN PR Team
Email: pr@nwtn.ae